EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Whitcomb Investments, Inc., a Massachusetts corporation

Forrester Research B.V., a Dutch corporation.

Forrester Research Limited, a United Kingdom corporation

Forrester Research KK, a Japanese corporation

Forrester Research Australia Pty Limited, an Australian corporation

Forrester Research (Canada) Inc., a New Brunswick, Canada corporation

Forrester Germany GmbH, a German corporaton

Forrester Switzerland GmbH, a Swiss corporation

Forrester Market Advisory (Beijing) Co., Ltd., a Chinese corporation

Forrester Research India Private Limited, an Indian corporation

Forrester Research Israel Limited, an Israeli corporation

Forrester International S.a.r.l., a Luxembourg corporation

Forrester Singapore Pte. Ltd., a Singapore corporation

Forrester Research SAS, a French corporation

Forrester Research S.r.l., an Italian corporation